HotelierCo

Retail Technology Hospitality Fundraising Finance

We founded HotelierCo to open hotel ownership to anyone in the crowd

HOTELIERCO.COM INDIALANTIC FLORIDA





My background is in hotel funds management with spending time working for a large brand (IHG) and a hotel management company (Valor). While running these funds I had always wished I could have invested some of my own money into the hotels - but at the time no avenue existed to allow for this. It now does, Reg A+, look out hospitality!

Nathan Kivi Founder & CEO @ HotelierCo

Why you may want to support us...

1. We take a forward-thinking approach on our investments with a focus on loyalty.
2. Owners of the invested hotels become the most engaged guests producing the largest room revenues.
3. Owners are active in spreading THE NEWS. Providing effective marketing and GETTING THE WORD OUT.
4. Authentic brand.
5. Aim to manage multiple $50.0 million funds which will purchase lifestyle hotels.
6. Owners will have the opportunity to invest in the lifestyle funds to diversify their portfolio.

Why investors ❤ us

In an ever changing hospitality landscape riddled with climbing construction costs and dilutive brands, survival of the fittest will come down to the quality of the team steering the wheel and its ability to think both as an operator and an owner. Nathan Kivi has assembled a top of the line team to execute on his strategy while enabling individuals, like me, to invest in an otherwise unbroachable industry - hospitality! My love for the hotel space coupled with my admiration for Nathan's cunning mind and unique approach to hotel investments makes this the first opportunity of its kind, and the easiest to lean into.

Vanessa Olivia Mange Director of Acquisitions + Development, Virgin Hotels

LEAD INVESTOR | INVESTING $25,000 THIS ROUND

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Nathan Kivi
Founder & CEO
With 17 years of experience in corporate finance, investment banking, asset management, fund management experience, Nathan has a track record in roles including Chief Investment Officer for SB&G and Chief Strategy Officer for Valor Hospitality.



Natalie Stone
Chief Operating Officer
With 24 years of experience in hospitality, Natalie brings a world of knowledge in growing ground up companies into a successful business.



Jennifer Hambric
Digital Marketing Director
A passionate marketer with over seven years of experience in digital communications. Jenn's background includes strategic roles with media organizations including CBS Radio, NBC Universal, ABC11 Eyewitness News and Disney Television Group.

In the news

    

Downloads

HotelierCo 2020 - Wefunder Raise.pdf

The Story of HotelierCo

HotelierCo was originally a concept developed by the CEO while running a large hospitality fund in Australia and working with a large hotel brand company in the United States.

There were three key developments that would enhance the hospitality space:

- Finding a way to provide access for all individuals to invest in hotel assets

- Break through the loyalty war between online travel agents (OTA's) and brand companies

- Free yourself from costly fees

In 2015, with the passing of Regulation A+ crowdfunding, all of these could finally happen.

Keys to Success

The first key driver for success was having partners with exceptional hotel operation capabilities.

Valor Hospitality is a hotel management company with operations in the United States, United Kingdom, South Africa, Dubai and Hong Kong. Valor are approved operators for all major brands (including Marriott, Hilton, IHG and Red Lion) as well as operate all types of hotels from luxury and upscale assets to mid-tier properties.

Valor recognized the opportunity in aligning with HotelierCo to open an institutional product for the public as well as a unique way to grow HotelierCo and Valor's business through joint effort. We are excited to have this relationship with Valor and grow similar opportunities with other like-minded companies.


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The second key driver for success, a great operation requires a great technology platform.

Wefunder is an exceptional company in the crowdfunding technology space.

HotelierCo wanted to use their forward-thinking approach on investments with a focus on loyalty from the crowd. Wefunder provides the technology capability for members to invest, monitor and track their returns.

We didn't stop there! With these partnerships investing in hospitality assets isn't the only opportunity. We are now providing the opportunity to invest in the HotelierCo business.

Showing the Market

Part of our journey was also determining how to give investors a feel for market in an easily digested video form - a day in the life of a guest. We wanted to find a way to show demand drivers to those with limited time.

Meet our Cape May development:


The Cape May Experience
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Structuring Funds

The final stage for HotelierCo was developing a suitable fund structure for investment and finding a concept that would be ideal for newly acquired assets.

We have found several hospitality companies that love the concept and capital resource this would provide to grow their platform in a new and exciting way.

HotelierCo will put out its first three funds broken into regional United States markets:

•East Coast

•Central

•West Coast

We anticipate the first two funds, East Coast and Central United States, to launch in late 2020 with each of the funds focused on $50 million worth of equity. These funds will be separate investments than in the Company itself, allowing investors to diversify across both the management company and underlying assets.

With a database of current hotel owners, travel junkies, and loyalty members we are reaching groups already interested, engaged and hopeful in hospitality and entrepreneurship that aspire to become a first time hotel owner or a tycoon in the hospitality industry.

And now it's time to grow.

We are excited about the concept of a partnership between the public, fund management company, hotel management company and technology platform. We believe this is the key for change in hotel investment.

We are excited to have you on board!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We are a hotel fund management and development company. We find hotel deals and utilize equity crowdfunding laws to open the investments beyond the institutional market.

Where will your company be in 5 years?

We believe we have several avenues for growth. We believe HotelierCo should be global. Through solid partnerships, we intend to grow the footprint globally. Once our investor base has scale, we will have a new avenue for brand creation, owned by the members for this investment!

Why did you choose this idea?

My background is in hotel funds management with spending time working for a large brand (IHG) and a hotel management company (Valor). While running these funds I had always wished I could have invested some of my own money into the hotels - but at the time no avenue existed to allow for this. It now does, Reg A+, look out hospitality!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Regulation A+ brings the opportunity for new entrants in what was previously only institutional or high net worth hotel ownership.

Not only does this shake up the market from what a retail investor may require as a return on their capital - but it also brings a loyalty overlay that has never been possible at this level before.

What is your proudest accomplishment?

Bringing a company up from inception is incredibly difficult and requires more grit and perseverance than I could have possibly imagined.

Having a concept from 2015 and being able to continually run with it, adjust the business plan as you learn, and to still be here! We have now experienced the arduous process of qualifying an Offering Circular and have gathered great learnings to be successful on the following ones.

We are now ready and confident we have a business model that will see a monumental shift in hotel investment.

How far along are you? What's your biggest obstacle?

We started the company in 2017. We had our first Offering Circular qualified to raise funds for a hotel development in Cape May, New Jersey. Unfortunately COVID-19 prevented us moving forward and 100% of investor funds were returned.

We have prepared an Offering Circular to raise funds for independent boutique lifestyle hotels. The first Offering Circular is ready to submit. This Offering Circular is separate from this investment in the HotelierCo Company.

We have been fortunate enough to have a new Chief Operating Officer, Natalie Stone. She brings with her some fantastic relationships as well as some additional avenues for growth for the company.

The biggest obstacle has been the timing involved with Regulation A+ raises.

Who are your competitors? Who is the biggest threat?

Other groups in the commercial space include Fund Rise and Realty Mogul. These groups typically do not invest in the hotel space. Hotels require a unique skill set that differs from the retail, industrial and multifamily space.

Instead of having focus solely on the land and asset – hotels rely on business performance. Having a team that can understand that guest experience is paramount to achieving profit.

What do you understand that your competitors don't?

The hotel industry has three key players for each hotel investment.
1. The brand (or an unbranded venture) for the asset;
2. The operator of the asset; and
3. The owner of the asset.

Each of these players have different economic interests and value propositions. Understanding what is important to each and how to leverage the parties can provide an exceptional value proposition for all involved.

I have been fortunate enough to work in and across all three sides of the hotel investment and have the insight on how to make them work together for a positive outcome for all.

How will you make money?

HotelierCo makes money from:
1. fund management fees from hotels placed on the platform;
2. development fees from assets that require development;
3. performance fees when we make our members higher levels of returns.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

The biggest risk for HotelierCo will not be achieving sufficient funds under management fast enough to cover the operational costs of the business.

At this stage we are excited to see the traction of our new brand partnership, this will see a dual marketing campaign and access to get out to part of a member platform with millions of members.

We also target investments we believe have strong fundamentals - if we don't end up having assets with strong returns, we are unlikely to have members invest and grow our management platform.

What do you need the most help with?

Our platform relies heavily on technology. We are excited to be working with Wefunder to help with this part of the business.